October 23, 2024
Mr. Raymond Be
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:
EA Series Trust (the “Trust”)
Post-Effective Amendment No. 364 to the Registration Statement on Form N-1A (the “Amendment”)
File Nos.: 333-195493 and 811-22961
Alpha Architect US Anti-Dividend ETF, Alpha Architect International Anti-Dividend ETF, Alpha Architect 1-3 Year Box ETF, Alpha Architect Intermediate-Term Treasury Bond ETF, Alpha Architect Long-Term Treasury Bond ETF, Alpha Architect Aggregate Bond ETF, Alpha Architect Inflation-Protected Securities ETF, and Alpha Architect Real Estate ETF

Dear Mr. Be:
This correspondence responds to comments to the Trust received by the undersigned from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) with respect to the Amendment relating to the Alpha Architect US Anti-Dividend ETF, Alpha Architect International Anti-Dividend ETF, Alpha Architect 1-3 Year Box ETF, Alpha Architect Intermediate-Term Treasury Bond ETF, Alpha Architect Long-Term Treasury Bond ETF, Alpha Architect Aggregate Bond ETF, Alpha Architect Inflation-Protected Securities ETF, and Alpha Architect Real Estate ETF (the “Funds”), each a proposed new series of the Trust. For your convenience, the comments have been reproduced with responses following each comment. As it relates to comments that impact more than one Fund, the Registrant confirms that each Fund impacted by a comment will be updated as indicated by our responses included herein. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
General
1.    Comment: With respect to the tickers for the Alpha Architect Intermediate-Term Treasury Bond ETF, Alpha Architect Long-Term Treasury Bond ETF, Alpha Architect Aggregate Bond ETF, Alpha Architect Inflation-Protected Securities ETF, and Alpha Architect Real Estate ETF. These funds use BOX in their ticker symbol even though it appears they will use the BOX spread strategy only to a minimal extent. Please explain why you believe such ticker symbol would not be materially misleading to investors.
Response: In the experience of the Trust and the Adviser, investors do not use the ticker symbol to infer material facts about a fund’s strategy or risks. The Trust and the Adviser believe that this understanding is shared by other advisers, investors, and industry participants. The Adviser and the Trust are unaware of any precedent for investor confusion being caused solely by the use of a particular ticker symbol and further note that the Fund’s registration statement speaks clearly to each Fund’s investment objective, principal investment strategies, and principal risks, including the role of box spreads in each Fund’s strategy.
Given that ticker symbols are limited to four characters, the Trust does not believe that investors infer, nor should they infer, any material information about a Fund’s strategy or risks from its ticker symbol. As a result, the Trust does not believe that the use of “BOX” in a Fund’s ticker symbol renders the registration statement with respect to a Fund misleading.

11300 Tomahawk Creek Pkwy, Suite 310 ● Leawood, KS 66211
Practus, LLP ● Practus.com

Alpha Architect US Anti-Dividend ETF and Alpha Architect International Anti-Dividend ETF
2.    Comment: Supplementally explain how the reference to “anti-dividend” in each Fund’s name affects the funds 80% policy. In your explanation, please address possible misinterpretation by investors of the name. Address why the term anti-dividend in the name might not confuse investors to believe that each Fund invests in companies that don’t pay dividends.
Response: The Trust does not believe the term “anti-dividend” affects the Funds’ 80% investment policy. The term “anti-dividend” is designed to inform investors that these Funds are being managed to generally avoid income that would necessitate a Fund making an income distribution to shareholders, and the Trust does not believe the term communicates to investors a particular investment focus. The Trust further notes that the current description of each Fund’s investment strategy clearly indicates that the Funds are seeking broad diversification across their respective investment universe (e.g., broad sector and capitalization exposure) while attempting to avoid the receipt of dividend payments from its portfolio holdings. The Funds may hold securities that provide the desired broad market exposure that do not pay dividends, that do pay dividends but will be disposed of prior to such distributions’ ex-date, or may hold securities that will pay a de minimis amount of income to the Funds. Again, the focus of each Fund’s strategy is to provide broad diversification to its respective investment universe while attempting to avoid dividend income that would necessitate a Fund making an income distribution to shareholders.
3.    Comment: It is unclear what types of equity securities each Fund will invest in given the Fund’s strategy. Will a Fund be replicating any market cap weighted index, or is it using some other criteria to create and reevaluate this investment universe. For example, will it focus on companies that historically pay dividends to maximize its strategy or will it hold a mix of dividend and non-dividend paying stocks?
Response: The Trust believes each Fund has defined its investment universe in the principal investment strategies discussion. However, as it relates to Alpha Architect US Anti-Dividend ETF, the Trust has further updated its disclosure to specify the types of equity securities it will typically invest in. See the italicized text below:
The Fund’s investment universe typically starts with publicly traded U.S. equity securities, including common and preferred stocks, that have a market capitalization of $1 billion or greater at the time of purchase, excluding business development companies, real estate investment trusts, limited partnerships, and special purpose acquisition companies (SPACs).
The Funds are not designed to replicate an index but instead are looking to provide investors with broad diversification to either U.S. equity securities or the equity securities of non-U.S. companies, respectively. As currently disclosed in the Amendment, the Funds are structured similarly to a market capitalization weighted index fund. The Funds do not focus their investments solely on companies that pay dividends so it is possible that the Funds will own securities of companies that do not pay dividends. Each Fund seeks to provide broad diversification to its investment universe while attempting to avoid dividend payments from its portfolio holdings that would necessitate a Fund making an income distribution to shareholders.
Each Fund’s investment universe will be reevaluated at least annually. The annual reevaluation will involve the addition or removal of companies that no longer satisfy the Funds’ U.S. or non-U.S. investment criteria, respectively. In addition, each Fund will screen companies to ensure they satisfy a Fund’s market capitalization criteria.
4.    Comment: Both Funds seek to outperform either the broad U.S. market or the broad international market, respectively, while each having a secondary effect of potentially reducing year-end distributions. Clarify how each of these Funds will be outperforming the respective broad market by foregoing dividend payments. For example, do the Funds believe that the price of the securities prior to the dividend exceeds the sum of the price of the security after the dividend, including the amount of the dividend and any trading costs. In addition, how will such turnover affect each Fund’s realization of short term capital gains as compared to reducing its investment income by foregoing the dividends.
Response: Each Fund’s investment strategy is based on research that suggests that stocks scheduled to pay a dividend should be avoided just prior to the dividend distribution and for at least 30 days after the dividend distribution. This research indicates that the demand for dividend paying stocks prior to the dividend distribution is too high (thus driving stock prices above a company’s fundamentals) and the demand for dividend paying stocks after distribution is too low (thus driving stock prices below a company’s fundamentals). (See the work of Samuel M. Hartzmark and David H. Solomon, both Professors at Boston College - Carroll School of Management.) Both Funds are designed to be tax-efficient where possible, transacting in-kind with their authorized participants, in the same manner as most equity ETFs seek to operate. The Trust believes the current description of each Fund’s investment strategy provides investors with sufficient information on the basis of the strategy and the in-kind component of each Fund’s operations is dealt with similarly to other in-kind ETFs.
5.    Comment: Each Fund states that, while it will seek investments across a broad array of sectors and companies, from time to time, based on market conditions and portfolio positioning, the Fund’s investment strategy may emphasize exposure to particular sectors [and/or countries and regions as it relates to Alpha Architect International Anti-Dividend ETF]. Do either of the Fund’s anticipate being focused on any particular sector [country and/or region] with its initial portfolio?
Response: Based on each Fund’s projected initial portfolio, the Funds do not anticipate emphasizing exposure to a particular sector at their inception. In addition, as it relates to the Alpha Architect International Anti-Dividend ETF, the Fund does not anticipate emphasizing any country and/or region at its inception.
6.    Comment: The disclosure indicates that each Fund will reconstitute its investment universe at least annually. Clarify what the sentence means because it is unclear what each Fund’s investment universe is. What would be the criteria for “reevaluating a Fund’s investment universe”?
Response: Please see Response 3.
7.    Comment: To the extent known, discuss the anticipated impact on a Fund’s returns given that foregoing dividends will also reduce returns.
Response: Each Fund’s investment strategy is based on research that indicates that the demand for dividend paying stocks prior to the dividend distribution is too high (thus driving stock prices above a company’s fundamentals) and the demand for dividend paying stocks after distribution is too low (thus driving stock prices below a company’s fundamentals). The Funds investment strategies are designed to take advantage of this mismatch in supply and demand in the marketplace. As with all investment strategies, there is no guarantee the Funds’ strategies will be successful and achieve their investment objectives.
8.    Comment: Each Fund’s use of in-kind redemptions needs to be addressed in the principal strategy section. It appears that this would be a key component of each Fund’s strategy.
Response: The Trust is respectfully declining to make any changes to address this comment. The Funds are being managed like other ETFs that expect to transact (i.e., creations and redemptions) predominantly in-kind with their authorized participants. The Trust is not aware of other in-kind ETFs that include discussion of the creation and redemption process as part of their principal investment strategies discussion. The Trust acknowledges the importance of the in-kind creation and redemption process but believes its approach to disclosing the Funds principal investment strategies is consistent with industry practice as it relates to in-kind ETFs.

1-3 Year Box ETF
9.    Comment: Supplementally advise as to the likelihood that the Fund may receive an unfavorable ruling from the IRS or a court on the tax treatment of its distributions. Depending on the response, the Fund should consider disclosing this risk more prominently. For example, this risk may need to be moved to the beginning of the Fund’s principal risk discussion or, possibly, disclosed on the front cover of the prospectus similar to how daily leveraged funds disclose the risks of their strategy. Please be prepared to file a BXT for this filing until this matter is resolved.
Response: The Trust is not in a position to opine on the likelihood the Fund may receive an unfavorable ruling from the IRS or a court on the tax treatment of its distributions. At this time, the Trust is not aware of any actions being taken or contemplated by the IRS as it relates to the Fund’s handling of these distributions. In addition, the Trust is not aware of any court proceedings involving this matter.
The Trust confirms that it has spent considerable time and money researching the tax treatment of the Fund’s anticipated distributions, which includes comprehensive discussions with tax professionals. Based on the results of the discussions, Trust management has concluded that its approach to the handling of the anticipated distributions is reasonable. The Trust, again in consultation with tax professionals, has developed what it believes to be comprehensive and accurate tax disclosure as it relates to the operation of the Fund. Investors are provided with an explanation of the potential risks associated with an investment in the Fund and instructed to check with their own tax professionals.
Regarding the placement of Tax Risk in the principal risks section of the prospectus, the Fund has moved the Tax Risk to be higher in the list of principal investment risks.
10.    Comment: The Fund indicates that it seeks investment results that exceed the total return performance of an investment that tracks the 1-3 year sector of the United States Treasury bill and note market. Is there a specific index that the Fund is measuring itself against? If not, how will you determine if the Fund is achieving its objective.
Response: The Fund has added disclosure to the investment strategies discussion indicating that it will look to exceed the performance of the Solactive US 1-3 Year Treasury Bond Index. See the italicized text for the new disclosure.
The Fund is an actively managed exchange-traded fund (“ETF”) that seeks investment results that, before fees and expenses, exceed the total return performance of an investment that tracks the 1-3 year sector of the United States Treasury Bill and Note market, as measured by the Solactive US 1-3 Year Treasury Bond Index.
11.    Comment: In the principal investment strategy discussion, clarify how much of the Fund’s potential “out performance” is anticipated to be attributable to investment decisions (e.g., duration management) vs. anticipated tax efficiencies.
Response: The Fund’s “out performance” (if any) would not be based on the anticipated tax efficiencies of the strategy but instead would be based on the Sub-Advisers’ ability to structure a series of Box Spreads that generate a total return in excess of the Solactive US 1-3 Year Treasury Bond Index. The Sub-Advisers’ management of the Fund’s box spread investments will dictate the success of the Fund’s strategy. As noted in the prospectus, the Sub-Advisers will consider several factors when establishing the Fund’s box spreads – for example, the Sub-Advisers will consider the Fund’s asset size, their view of future interest rates, and the effective yield for various box spread expiration dates available in the marketplace when selecting box spread investments.

12.    Comment: In the principal investment strategy discussion, state what types of investments will be used as the reference asset for Box spreads.
Response: The Trust notes that the Amendment currently states that “Options contracts on ETFs are expected to be the preferred investments for substantially all of the Fund’s holdings.” The Trust has added an example of such an ETF to the disclosure.
13.    Comment: In the principal investment strategy discussion, the Fund states that at times it may purchase the Alpha Architect 1-3 Month Box ETF (the “1-3 Month Box ETF”). Explain briefly how investing in the 1-3 Month Box ETF will help to achieve the Fund’s investment objective of tracking the performance of the 1-3 year Treasury bill and note market.
Response: A Fund may purchase shares of the 1-3 Month Box ETF if they are believed to provide the Fund with a more efficient/profitable way to invest its cash collateral to support the Fund’s investment objective, versus investing in cash and cash equivalents. The Fund will look to maximize returns on its cash balances, and, at times, the 1-3 Month Box ETF may provide the better investment option. According to an article published by the CME Group in April of 2024, box spreads typically have an annual return that exceeds the return on U.S. treasury obligations by 20 to 30 basis points.
14.    Comment: To the extent the Fund’s holdings will result in acquired fund fees and expenses (AFFE), confirm that the Fund’s fee table accurately reflects the Fund’s estimated AFFEs.
Response: The Trust confirms that each Fund’s fee table accurately reflects its best estimate of AFFEs.
15.    Comment: The Staff notes that the Fund’s Sub-Advisers expect that there will be market participants willing to sell Box Spreads to the Fund in sufficient quantities to satisfy the objective of the Fund. Supplementally advise about the likelihood that they could be arbitraged out of the market.
Response: The Sub-Advisers expect that there will be market participants willing to sell Box Spreads to the Fund in sufficient quantities to satisfy the objective of the Fund in part based on their experience in trading in Box Spreads for the 1-3 Month ETF. In addition, according to an article published by the CME Group in April of 2024, box spread trading volume had surpassed $300+ million per day. Moreover, Arin Risk Advisors, LLC (“Arin”) (one of the Fund’s Sub-Advisers) has observed that Box Spread transactions have been a component of the options marketplace since at least 1999. Arin is not aware of any information reasonably suggesting that these transactions will not continue to be available in the future based on its experience in the options marketplace and having traded in these instruments for over 20 years.
To date, the 1-3 Month Box ETF has yet to encounter any issues with finding market participants willing to buy and/or sell Box Spreads to the Fund. The Sub-Advisers do not believe it would be likely the Fund would be arbitraged out of the Box Spread market due to the number of market participants and the liquidity within the market. Because the Box Spread market is a “spread” market, the Sub-Advisers expect that investors seeking access to a lower cost of funds (e.g., margin loan rate) will continue to participate in the Box Spread market.
16.    Comment: Please clarify what the following sentence means in plain English: “The return that the Fund expects to earn from Box Spreads will fluctuate but remain consistent with the market rate for similar interest rate sensitive securities.” Also, please tell us your experience with the 1-3 month product, whether the returns from those Box Spreads been consistent with the market rate for similar securities.
Response: Overall, the 1-3 Month Box ETF’s returns have been consistent with the market rate of the 1-3 month treasury bill market. As it relates to the sentence noted above, the Trust has updated the sentence as follows:

The return that the Fund expects to earn from Box Spreads will fluctuate but should remain consistent with the market rate for ~~similar interest rate sensitive~~ securities within the 1-3 year sector of the United States Treasury Bill and Note Market.
17.    Comment: The Fund states the following:
Pursuant to section 1256 of the Code, profit and loss on transactions in non-equity options, are subject to taxation at a rate equal to 60% long-term and 40% short-term capital gain or loss regardless of the Fund’s holding period. Based on the advice of its accountants, the Fund expects that distributions related to such positions, if any, will be characterized by the Fund as capital gains with these preferential terms.
The Staff notes your reference to advice received from accountants regarding the characterization of distributions of the Fund’s transactions in exchange-traded options on certain indexes. The Staff is aware of several articles discussing the 1-3 Month Box ETF that have questioned the tax treatment of similar investments. In correspondence, please tell the Staff if your accountants continue to have this view. In addition, provide information about how the accountants have arrived at this conclusion. What is the Fund’s process to ensure that this disclosure remains accurate over time?
In addition, please clarify the distinction between “advice” and an “opinion” and tell us whether an opinion has been sought and if obtained why it has not been filed in connection with the registration statement.
Response: The Trust’s independent registered public accounting firm has been and continues to be involved in the preparation of tax returns for the Fund(s). In addition, the accountants regularly participate in Audit Committee meetings and provide their feedback on the financial statements of the Funds. The accountants review all post-effective amendments and provide their consent, as applicable. In addition, the accountants have participated in and spoken to the Audit Committee and the Board of Trustees regarding their agreement with the Trust’s characterization of these distributions.
Based on the ongoing interactions with the accountants, the Trust believes the accountants continue to be of the opinion the distributions related to such positions can be characterized as capital gains with these preferential terms. As noted in the current disclosure, the accountants have provided the Trust with their professional advice as it relates to these distributions. However, the accountants have not issued any formal opinion as it relates to these transactions.
18.    Comment: The Fund’s “Investment Risk” disclosure indicates that the Fund could lose money due to short-term interest rate market movements and over longer periods during continued interest rate market movements. Supplementally explain why this would be the case, in a properly executed box spread. Consider discussing the scenarios more fully in the strategies section.
Response: Interest rates impact the pricing of options contracts. For example, if interest rates rise, the value of the Fund’s net options positions may fall and, conversely, if interest rates fall, the value of the Fund’s net options positions may rise. This could have an impact on the pricing of the options market and the overall availability of profitable box spreads for the Fund to invest in. In addition, if interest rates move significantly in a direction not anticipated by the Sub-Advisers a Fund’s box spread exposure may not be able to generate profits in excess of a Fund’s benchmark. In response to the comment, the Trust has added the following disclosure to the 1-3 Year Box ETF’s investment strategy discussion.
“A box spread is designed to remove most of the equity and volatility risk through its combination of option contracts. However, box spreads are not free from risk. Specifically, box spreads are exposed to interest rate and liquidity risks. Similar to bonds, as interest rates rise the value of a bond and box spread will fall and when interest rates fall the value of a bond and box spread will rise.”

19.    Comment: As it relates to “Tax Risk” disclosure, to the extent a Fund’s results are heavily dependent on the tax implications of this investment strategy, please move this risk to a more prominent location within the risk factors section. Also, please tailor this risk factor to use more definitive language on how a Fund intends to invest and its tax implications. For example, this risk factor states “The Fund may enter into various transactions for which there is a lack of clear guidance under the Code,...” - confirm that this language adequately addresses a Fund’s risks.
Response: The Fund’s strategy is not dependent on the tax implications of the investment strategy. Based on the Sub-Advisers’ experience in managing box spreads for their clients who have idle cash, they believe box spreads offer a very attractive alternative to U.S. Treasury obligations and money market funds because box spreads typically have an annual return that exceeds the return on U.S. Treasury obligations. See the article published by the CME Group in April of 2024, that found box spreads typically have an annual return that exceeds the return on U.S. treasury obligations by 20 to 30 basis points.
The Trust has revised the “Tax Risk” disclosure to provide more detail on the applicability of such risks to the Funds’ strategies.
20.    Comment: The Fund includes the following disclosure: “When the Fund disposes of appreciated property by distributing such appreciated property in-kind pursuant to redemption requests, the Fund does not recognize any built-in gain in such appreciated property.”
Confirm the disclosure is correct, and clarify how the creation unit and redemptions will be conducted and how that effects the strategy. Also, supplementally tell us if you intend to treat appreciated and depreciated property differently for purposes of creation or redemption requests.
Response: The Trust believes the description of the in-kind transaction process is correct, including the statement that the Fund does not recognize any built-in gain on appreciated property being used to satisfy redemption requests. The Funds will actively manage the redemption process and will first satisfy redemption requests in-kind with appreciated property. Similar to most ETFs, the Funds will seek to satisfy redemption requests in-kind with appreciated securities and, when desirable for a Fund’s strategy, will sell depreciated securities for cash. Overall, the in-kind redemption process will be managed for the benefit of shareholders.
21.    Comment: In the Fund’s “Valuation Risk” disclosure, it states that some portfolio holdings, potentially a large portion of the Fund’s investment portfolio, may be valued on the basis of factors other than market quotations. Explain more clearly the context of this risk factor.
Response: The Fund has updated “Valuation Risk” to more clearly identify FLEX options as the portfolio holdings that are more likely to be exposed to this risk. See the italicized changes noted below.
Valuation Risk. Some portfolio holdings (e.g., FLEX options), potentially a large portion of the Fund’s investment portfolio, may be valued on the basis of factors other than market quotations. This may occur more often in times of market turmoil or reduced liquidity. There are multiple methods that can be used to value a portfolio holding when market quotations are not readily available. The value established for any portfolio holding at a point in time might differ from what would be produced using a different methodology or if it had been priced using market quotations. See FLEX Options Risk above for more information regarding potential factors impacting the valuation of FLEX options.

22.    Comment: To the extent that this Fund may be marketed based on the tax efficiencies of its strategy, please provide a more tailored tax disclosure in the section “Tax Information” and in its Item 9 discussion.
Response: See Response 19. The Fund is not being marketed for the possible tax efficiencies of the strategy.
INTERMEDIATE-TERM TREASURY BOND ETF
23.    Comment: In the principal investment strategy section, organize the disclosure to clarify (for example, with clear sub-headings) the different strategies being used by the Fund. Indicate what will be the primary means of achieving the Fund’s objective. What role will box spreads play in achieving the Fund’s investment objective. The Staff notes that the discussion of box spreads takes up a significant part of the discussion of the Fund’s strategy. If box spreads will not play a major role in the Fund’s strategy, consider moving some of the details of the box spread strategy Item 9, or otherwise segregate the disclosure so that investors can better discern the relative role of the different option strategies.
The Fund references the Sub-Advisers’ proprietary tactical signals being used to determine the Fund’s target allocations. Discuss in more detail how these proprietary signals will be used to determine the Fund’s target allocations.
Response: The primary means for achieving the Fund’s objective is the Fund’s use of options, such as combinations of options (“Combos”) to gain exposure to the Benchmark, coupled with the Sub-Advisers’ proprietary tactical signals that are used to guide the Sub-Advisers in setting the Fund’s target allocation based on market conditions. Box spreads are used to generate additional returns from cash used as collateral to support the Combos needed to implement the Fund’s primary strategy. The Amendment has been revised to clarify with headings the components of the Fund’s strategy and to move some of the details of the box spread strategy Item 9.
The paragraph describing the use of the proprietary tactical signals has been revised to clarify that the signals inform, but do not dictate, the Sub-Advisers’ decision about when and to what extent to adjust the Fund’s targeted exposure. See the italicized text below for the Trust’s updates to this section.
“The Sub-Advisers have developed proprietary tactical signals that are used to inform, but not dictate, the Sub-Advisers’ decision about when and to what extent to adjust ~~determine~~ the Fund’s target allocation. ~~based on market conditions.~~”
The changes noted in this Response apply to the Alpha Architect Intermediate-Term Treasury Bond ETF, Alpha Architect Long-Term Treasury Bond ETF, Alpha Architect Aggregate Bond ETF, Alpha Architect Inflation-Protected Securities ETF, and Alpha Architect Real Estate ETF.
24.    Comment: Briefly explain what each of the following means - a moving average rule, a time-series momentum rule, and implied volatility levels relative to empirical volatility levels.
Response: The Trust has revised the relevant sentence in the principal investment strategies section for the Alpha Architect Intermediate-Term Treasury Bond ETF, Alpha Architect Long-Term Treasury Bond ETF, Alpha Architect Aggregate Bond ETF, Alpha Architect Inflation-Protected Securities ETF, and Alpha Architect Real Estate ETF. to address the comment. See the italicized text below.
“Examples of these tactical signals would be trend-following methods, such as a moving average rule (i.e., whether prices are above or below their moving average for a period of time), a time-series momentum rule (i.e., how prices have changed over a set period of time), and implied volatility levels relative to empirical volatility levels (i.e., the market’s expectations of future volatility relative to historical volatility). The Sub-Advisers will actively manage the Fund’s notional exposure to the Representative Investments depending, in part, on the results of these tactical signals, as well as market conditions and other factors that the Sub-Advisers may consider relevant from time to time.”

25.    Comment: In your risk factors, under options risk, you have “Box Spread Risk” listed separately. Consider whether there are any unique risks associated with the “combo strategy” that should be disclosed separately.
Response: The Trust has added the following risk disclosure to the principal risk discussion for Combos. This change applies for the Alpha Architect Intermediate-Term Treasury Bond ETF, Alpha Architect Long-Term Treasury Bond ETF, Alpha Architect Aggregate Bond ETF, Alpha Architect Inflation-Protected Securities ETF, and Alpha Architect Real Estate ETF.
“Combo Risk. A combo represents a combination of call and put options to produce a synthetic long or synthetic short position. A combined transaction will usually contain elements of risk that are present in each of its component transactions (See Options Risk). Although combined transactions are normally entered into based on the Sub-Advisers’ judgment that the combined strategies may more effectively achieve the desired portfolio management goal, it is possible that the combination will instead increase such risks or hinder achievement of the portfolio management objective. The Fund’s ability to utilize Combos effectively is dependent on the availability and willingness of other market participants to purchase or sell Combos from the Fund at competitive prices.”
Real Estate ETF
26.    Comment: Given the Fund’s focus on real estate and REIT investments, consider moving those risk factors to a more prominent location within principal investment risks discussion.
Response: The Trust has moved “Real Estate Investment Risk” and “REITs Risk” towards the beginning of the Fund’s principal risk disclosures.
27.    Comment: Under the section “Additional Information About the Funds”, it is noted that the Funds and the Shares have been designed to be tax-efficient where possible. Specifically, their in-kind creation and redemption feature has been designed to protect Fund shareholders from adverse tax consequences. Is this disclosure accurate for all the Funds or should this be tailored for the Anti-Dividend Funds only. Please consider tailoring this discussion so that it’s clear which part applies to which funds.
Response: The Trust has deleted the “Tax Treatment” section, as all of the information contained therein is already disclosed in the principal risks and/or “Dividends, Distributions, and Taxes” sections of the Prospectus.
28.    Comment: In the “Taxes” section of the prospectus, please tailor this discussion to the specific funds and strategies. For example, in the sub-section “Tax Treatment of Complex Securities” should this disclosure include more specific information as it relates to each Fund and its use of complex securities?
Response: The Trust has revised the above-referenced section to clarify that the sub-section “Tax Treatment of Complex Securities” applies to the Alpha Architect 1-3 Year Box ETF, Alpha Architect Intermediate-Term Treasury Bond ETF, Alpha Architect Long-Term Treasury Bond ETF, Alpha Architect Aggregate Bond ETF, Alpha Architect Inflation-Protected Securities ETF and Alpha Architect Real Estate ETF. The Trust believes that the Amendment appropriately explains the relevant tax provisions and does not believe that additional information pertaining to the use of complex securities would be useful to investors or would be in keeping with industry practices.
If you have any questions regarding the above responses, please do not hesitate to contact me at (513) 304-5605 or Wade.Bridge@practus.com.
Sincerely,
/s/ Wade Bridge
Wade Bridge
Counsel